       THIS IS A CONFIRMING ELECTRONIC COPY OF A 13D FILED ON PAPER
                             DECEMBER 27, 1993

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*

                      NATIONAL CITY BANCSHARES, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                635313-10-9
                              (CUSIP Number)

           MR. EDGAR MULZER, 401 10TH ST., TELL CITY, IN  47586
         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             DECEMBER 17, 1993
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               SCHEDULE 13D

CUSIP NO.  635-313-10-9                                PAGE 2 OF 4 PAGES

 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Edgar Mulzer   S.S. No.:  Not Given

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( ) (b) ( ) n/a

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS*
          00 - Shares acquired in merger

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )
          n/a

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                7.  SOLE VOTING POWER
 NUMBER OF               218,608
   SHARES
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY               0
    EACH
 REPORTING      9.  SOLE DISPOSITIVE POWER
   PERSON                218,608
    WITH
               10.  SHARED DISPOSITIVE POWER
                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          218,608

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     ( )
          n/a

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.84%

14.  TYPE OF REPORTING PERSON*
          Individual      IN



                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER

Common Stock

National City Bancshares, Inc.
227 Main Street
P.O. Box 868
Evansville, IN  47705-0868

ITEM 2.  IDENTITY AND BACKGROUND

(a)  NAME
          Edgar Mulzer

(b)  RESIDENCE ADDRESS
          401 10th Street
          Tell City, IN  47586

(c)  OCCUPATION
          Retired

(d)  CRIMINAL PROCEEDINGS
          None

(e)  CIVIL PROCEEDINGS
          None

(f)  CITIZENSHIP
          U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares were received in connection with the acquisition of Lincolnland Bancorp, Inc., Dale, Indiana, by National City Bancshares, Inc. The transaction was effective on December 17, 1993, and pursuant to the terms of a Merger Agreement, all of the outstanding shares of Lincolnland Bancorp, Inc. were exchanged for shares of National City Bancshares, Inc. Mr. Mulzer, as a result of the Merger, received shares of National City Bancshares, Inc. in an amount to cause him to become a 5% shareholder.

ITEM 4.  PURPOSE OF TRANSACTION

Investment

(a) through (j) - None

                                                       PAGE 4 OF 4 PAGES

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) Number of Shares beneficially owned of the Issuer as of December 17, 1993, was 218,608 and percentage of class was 5.84%
(b)  Mr. Mulzer exercises sole voting power over all shares disclosed in
     (a) above.
(c)  None
(d)  None
(e)  n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED

None


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DECEMBER 22, 1993                            /s/  EDGAR MULZER
     Date                                    Edgar Mulzer